UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                            Interpharm Holdings, Inc.
--------------------------------------------------------------------------------
                                (Name of Company)

                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    460588106
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

           Joan P. Neuscheler                           Gloria M. Skigen
  Tullis-Dickerson Capital Focus III, L.P.      Law Offices of Gloria M. Skigen
 c/o Tullis-Dickerson Partners III, L.L.C.        Two Greenwich Plaza, 4th Fl.
        Two Greenwich Plaza, 4th Fl.                  Greenwich, CT 06830
           Greenwich, CT 06830                           (203) 861-1717
             (203) 629-8700

--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 26, 2006
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of SECTIONS 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------------                             ------------------------
 CUSIP No.      460588106                               Page 2 of 14 Pages
--------------------------                             ------------------------

-------------------------------------------------------------------------------
  1     NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Tullis-Dickerson Capital Focus III, L.P. IRS # 06-1621801
-------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)[X]
                                                               (b)[ ]

-------------------------------------------------------------------------------
  3     SEC USE ONLY

-------------------------------------------------------------------------------
  4     SOURCE OF FUNDS*

        WC
-------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

-------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware, United States of America
-------------------------------------------------------------------------------
                        7     SOLE VOTING POWER

                              0
                     ----------------------------------------------------------
 NUMBER OF              8     SHARED VOTING POWER
  SHARES
BENEFICIALLY                  8,801,669 (1)
  OWNED BY           ----------------------------------------------------------
   EACH                 9     SOLE DISPOSITIVE POWER
 REPORTING
  PERSON                      0
                     ----------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              8,801,669 (1)
-------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

        8,801,669 (1)
-------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [ ]
-------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        12.1% (see Item 5)
-------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

        PN
-------------------------------------------------------------------------------

(1) This includes 2,281,914 shares issuable upon exercise of warrants and 6,519,755 shares issuable upon conversion of preferred stock). See Item 5.

                                  SCHEDULE 13D

--------------------------                             ------------------------
 CUSIP No.      460588106                               Page 3 of 14 Pages
--------------------------                             ------------------------

-------------------------------------------------------------------------------
  1     NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Tullis-Dickerson Partners III, L.L.C. IRS # 06-1621800
-------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)[X]
                                                               (b)[ ]

-------------------------------------------------------------------------------
  3     SEC USE ONLY

-------------------------------------------------------------------------------
  4     SOURCE OF FUNDS*

        AF
-------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

-------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware, United States of America
-------------------------------------------------------------------------------
                        7     SOLE VOTING POWER

                              0
                     ----------------------------------------------------------
 NUMBER OF              8     SHARED VOTING POWER
  SHARES
BENEFICIALLY                  8,801,669 (1)
  OWNED BY           ----------------------------------------------------------
   EACH                 9     SOLE DISPOSITIVE POWER
 REPORTING
  PERSON                      0
                     ----------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              8,801,669 (1)
-------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

        8,801,669 (1)
-------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [ ]
-------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        12.1% (see Item 5)
-------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

        OO
-------------------------------------------------------------------------------

(1) This includes 2,281,914 shares issuable upon exercise of warrants and 6,519,755 shares issuable upon conversion of preferred stock. See Item 5.

                                  SCHEDULE 13D

--------------------------                             ------------------------
 CUSIP No.      460588106                               Page 4 of 14 Pages
--------------------------                             ------------------------

-------------------------------------------------------------------------------
  1     NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Joan P. Neuscheler
-------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)[X]
                                                               (b)[ ]

-------------------------------------------------------------------------------
  3     SEC USE ONLY

-------------------------------------------------------------------------------
  4     SOURCE OF FUNDS*

        AF
-------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

-------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America
-------------------------------------------------------------------------------
                        7     SOLE VOTING POWER

                              0
                     ----------------------------------------------------------
 NUMBER OF              8     SHARED VOTING POWER
  SHARES
BENEFICIALLY                  8,801,669 (1)
  OWNED BY           ----------------------------------------------------------
   EACH                 9     SOLE DISPOSITIVE POWER
 REPORTING
  PERSON                      0
                     ----------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              8,801,669 (1)
-------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

        8,801,669 (1)
-------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [ ]
-------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        12.1% (see Item 5)
-------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

        IN
-------------------------------------------------------------------------------

(1) This includes 2,281,914 shares issuable upon exercise of warrants and 6,519,755 shares issuable upon conversion of preferred stock. See Item 5.

                                  SCHEDULE 13D

--------------------------                             ------------------------
 CUSIP No.      460588106                               Page 5 of 14 Pages
--------------------------                             ------------------------

-------------------------------------------------------------------------------
  1     NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        James L.L. Tullis
-------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)[X]
                                                               (b)[ ]

-------------------------------------------------------------------------------
  3     SEC USE ONLY

-------------------------------------------------------------------------------
  4     SOURCE OF FUNDS*

        AF
-------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

-------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America
-------------------------------------------------------------------------------
                        7     SOLE VOTING POWER

                              0
                     ----------------------------------------------------------
 NUMBER OF              8     SHARED VOTING POWER
  SHARES
BENEFICIALLY                  8,801,669 (1)
  OWNED BY           ----------------------------------------------------------
   EACH                 9     SOLE DISPOSITIVE POWER
 REPORTING
  PERSON                      0
                     ----------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              8,801,669 (1)
-------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

        8,801,669 (1)
-------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [ ]
-------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        12.1% (see Item 5)
-------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

        IN
-------------------------------------------------------------------------------

(1) This includes 2,281,914 shares issuable upon exercise of warrants and 6,519,755 shares issuable upon conversion of preferred stock. See Item 5.

                                  SCHEDULE 13D

--------------------------                             ------------------------
 CUSIP No.      460588106                               Page 6 of 14 Pages
--------------------------                             ------------------------

-------------------------------------------------------------------------------
  1     NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Thomas P. Dickerson
-------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)[X]
                                                               (b)[ ]

-------------------------------------------------------------------------------
  3     SEC USE ONLY

-------------------------------------------------------------------------------
  4     SOURCE OF FUNDS*

        AF
-------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

-------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America
-------------------------------------------------------------------------------
                        7     SOLE VOTING POWER

                              0
                     ----------------------------------------------------------
 NUMBER OF              8     SHARED VOTING POWER
  SHARES
BENEFICIALLY                  8,801,669 (1)
  OWNED BY           ----------------------------------------------------------
   EACH                 9     SOLE DISPOSITIVE POWER
 REPORTING
  PERSON                      0
                     ----------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              8,801,669 (1)
-------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

        8,801,669 (1)
-------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [ ]
-------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        12.1% (see Item 5)
-------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

        IN
-------------------------------------------------------------------------------

(1) This includes 2,281,914 shares issuable upon exercise of warrants and 6,519,755 shares issuable upon conversion of preferred stock. See Item 5.

                                  SCHEDULE 13D

--------------------------                             ------------------------
 CUSIP No.      460588106                               Page 7 of 14 Pages
--------------------------                             ------------------------

-------------------------------------------------------------------------------
  1     NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Lyle A. Hohnke
-------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)[X]
                                                                 (b)[ ]

-------------------------------------------------------------------------------
  3     SEC USE ONLY

-------------------------------------------------------------------------------
  4     SOURCE OF FUNDS*

        AF
-------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                             [ ]

-------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America
-------------------------------------------------------------------------------
                        7     SOLE VOTING POWER

                              0
                     ----------------------------------------------------------
 NUMBER OF              8     SHARED VOTING POWER
  SHARES
BENEFICIALLY                  8,801,669 (1)
  OWNED BY           ----------------------------------------------------------
   EACH                 9     SOLE DISPOSITIVE POWER
 REPORTING
  PERSON                      0
                     ----------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              8,801,669 (1)
-------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

        8,801,669 (1)
-------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [ ]
-------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        12.1% (see Item 5)
-------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

        IN
-------------------------------------------------------------------------------

(1) This includes 2,281,914 shares issuable upon exercise of warrants and 6,519,755 shares issuable upon conversion of preferred stock. See Item 5.

                                  SCHEDULE 13D

--------------------------                             ------------------------
 CUSIP No.      460588106                               Page 8 of 14 Pages
--------------------------                             ------------------------

-------------------------------------------------------------------------------
  1     NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Timothy M. Buono
-------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)[X]
                                                               (b)[ ]

-------------------------------------------------------------------------------
  3       SEC USE ONLY

-------------------------------------------------------------------------------
  4     SOURCE OF FUNDS*

        AF
-------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

-------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America
-------------------------------------------------------------------------------
                        7     SOLE VOTING POWER

                              0
                     ----------------------------------------------------------
 NUMBER OF              8     SHARED VOTING POWER
  SHARES
BENEFICIALLY                  8,801,669 (1)
  OWNED BY           ----------------------------------------------------------
   EACH                 9     SOLE DISPOSITIVE POWER
 REPORTING
  PERSON                      0
                     ----------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              8,801,669 (1)
-------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

        8,801,669 (1)
-------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [ ]
-------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        12.1% (see Item 5)
-------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

        IN
-------------------------------------------------------------------------------

(1) This includes 2,281,914 shares issuable upon exercise of warrants and 6,519,755 shares issuable upon conversion of preferred stock. See Item 5.

                                  SCHEDULE 13D

ITEM 1.    SECURITY AND ISSUER.

         This Schedule 13D is filed by Tullis-Dickerson Capital Focus III, L.P. ("CAPITAL FOCUS III"), Tullis-Dickerson Partners III, L.L.C. ("PARTNERS III"), Joan P. Neuscheler ("NEUSCHELER"), James L. L. Tullis ("TULLIS"), Thomas P. Dickerson ("DICKERSON"), Lyle A. Hohnke ("HOHNKE") and Timothy M. Buono ("BUONO" and together with Capital Focus III, Partners III, Neuscheler, Tullis, Dickerson and Hohnke, the "REPORTING PERSONS") relating to the common stock, par value $0.01 per share (the "COMMON STOCK"), of Interpharm Holdings, Inc. (the "Issuer"). The principal executive office of the Issuer is located at 75 Adams Avenue, Hauppauge, New York 11788.

         The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act. The agreement among the Reporting Persons to file jointly (the "JOINT FILING AGREEMENT") is attached hereto as Exhibit 1.

ITEM 2.    IDENTITY AND BACKGROUND.

         (a) This statement is filed on behalf of the Reporting Persons.

         (b) The address of the principal business office of the Reporting Persons is 2 Greenwich Plaza, 4th Floor, Greenwich, Connecticut 06830

         (c) Capital Focus III is a healthcare focused venture fund. The principal business of Partners III is serving as the general partner of Capital Focus III. Each of Tullis, Neuscheler, Dickerson, Hohnke and Buono serve as principals of Capital Focus.

         (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Capital Focus III is a limited partnership organized in the State of Delaware. Partners III is a limited liability company organized in the State of Delaware. Each of Tullis, Neuscheler, Dickerson, Hohnke and Buono are United States citizens.

Item 3.    Source and Amount of Funds or Other Consideration.

         Funds for the purchase of the Series B-1 Preferred Stock and the Warrants (each as defined below) related to the shares of Common Stock reported herein were derived from the available capital of Capital Focus III. A total of approximately $10,000,000 was paid to acquire the Series B-1 Preferred Stock and the Warrants.

ITEM 4  PURPOSE OF TRANSACTION.

         The Reporting Persons acquired the shares of Common Stock for investment in the ordinary course of business because they believed that the shares of Common Stock, when purchased, represented an attractive investment opportunity based on the Issuer's prospects and strategy.

         On May 15, 2006, Capital Focus III entered into a Securities Purchase Agreement (the "SECURITIES PURCHASE AGREEMENT"), attached hereto as Exhibit 2 and incorporated herein by reference pursuant to which the Issuer authorized a new series of convertible preferred stock designated as Series B-1 Convertible Preferred Stock, par value $0.01 (the "SERIES B-1 PREFERRED STOCK") pursuant to a Certificate of Designations, Preferences and Rights of Series B-1 Preferred Stock (the "SERIES B-1 CERTIFICATE OF DESIGNATIONS"), in the form attached hereto as Exhibit 3 and incorporated herein by reference, and warrants (the "WARRANTS", together with the Series B-1 Preferred Stock, the "SECURITIES"), in the form attached hereto as Exhibit 4 and incorporated herein by reference. The Series B-1 Preferred Stock has a stated value of $1,000 per share (the "PREFERRED STATED VALUE") and is initially convertible into shares of Common Stock at an initial conversion price of $ 1.5338 (subject to adjustment as provided in the Series B-1 Certificate of Designations, the "PREFERRED CONVERSION PRICE"). The Warrants are exercisable for a period of five years at an initial exercise price of $1.639 per share (subject to adjustment as provided in the Warrants). Accordingly, on May 26, 2006 at the closing of the Securities Purchase Agreement, 10,000 shares of Series B-1 Preferred Stock that are initially convertible into 6,519,755 shares of Common Stock and Warrants initially exercisable into 2,281,914 shares of Common Stock were issued to Capital Focus III for a gross purchase price of $10 million (the "TRANSACTION").

         On May 15, 2006, the Issuer and Capital Focus III entered into a Registration Rights Agreement (the "REGISTRATION RIGHTS AGREEMENT"), which is attached hereto as Exhibit 5 and incorporated herein by reference, pursuant to which the Issuer agreed to provide certain registration rights with respect to the securities issued under the Securities Purchase Agreement, including the obligation of the Issuer to file with the Securities and Exchange Commission (the "SEC"), as soon as practicable after the closing date of the Transaction, but in no event later than 60 calendar days after a request is made by the Required Holders (as defined in the Registration Rights Agreement) which request may be made any time after the earlier of (x) December 31, 2006 and (y) such time after the date of the Registration Rights Agreement that the Company is eligible to file a Registration Statement thereunder on Form S-3, a Registration Statement on Form S-3 covering the resale of all Registrable Securities (as defined in the Registration Rights Agreement) of Capital Focus III.

         Under the Series B-1 Certificate of Designations, so long as Capital Focus III or any of its affiliates continues to hold at least twenty five percent of the cumulative aggregate number of Series B-1 Preferred Stock issued to the Capital Focus III on the Initial Issuance Date (as defined in the Series B-1 Certificate of Designations), Capital Focus III is entitled to elect one director to the Board of Directors of the Issuer (an "INVESTOR DESIGNEE") at each annual election of directors; provided, however, that any Investor Designee other than Richard J. Miller ("MILLER") must be approved by the Company, such approval not to be unreasonably withheld or delayed. Miller initially is serving as the Investor Designee.

         The Reporting Persons intend to continue to review and evaluate their investment in the Issuer. Depending on the price and availability of funds, subsequent developments affecting the Issuer, the Issuer's business, other investment and business opportunities available to the Reporting Persons and general stock market, economic and other factors that the Reporting Persons may deem relevant from time to time, the Reporting Persons may maintain their investment at current levels or sell all or a part of their investment, or acquire additional shares of Common Stock or other securities of the Issuer at any time. Any acquisition or disposition of shares of Common Stock by the Reporting Persons may be effected through open market or privately negotiated transactions, or otherwise.

         Except to the extent set forth above, or in any other Item hereof, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of this
Schedule 13D. However, the Reporting Persons may, at any time and from time to time, review or reconsider their position with respect to the Issuer, and formulate (and modify) plans or proposals with respect to any such matters. At the request of the Issuer, the Reporting Persons may provide additional assistance to the Issuer in the development of its business and business plan.

ITEM 5.  INTEREST IN SECURITIES OF THE COMPANY.

         (a) As of the date of this Schedule 13D, (i) the Reporting Persons may be deemed to beneficially own 8,801,669 shares of Common Stock (including 2,281,914 shares issuable upon exercise of warrants and 6,519,755 shares issuable upon conversion of preferred stock). The shares of Common Stock that the Reporting Persons may be deemed to beneficially own represent 12.1% of the shares outstanding based upon the 63,774,494 shares of Common Stock stated to be outstanding by the Issuer in the letter dated May 26, 2006 from the Issuer's transfer agent to the Buyers (as defined in the Securities Purchase Agreement) pursuant to the Securities Purchase Agreement. Partners III is the sole general partner of Capital Focus III. Neuscheler, Tullis, Dickerson, Hohnke and Buono share voting and/or dispositive power over all shares of Common Stock held by Capital Focus III. The Reporting Persons disclaim beneficial ownership of the shares of Common Stock beneficially owned except to the extent of their pecuniary interests therein.

         (b) Partners III is the sole general partner of Capital Focus III. Neuscheler, Tullis, Dickerson, Hohnke and Buono share voting and/or dispositive power over all shares. These individuals disclaim beneficial ownership of the shares of Common Stock beneficially owned by the above entities except to the extent of their pecuniary interests therein.

         (c) During the last sixty days there were no transactions in the Common Stock effected by the Reporting Persons other than the acquisition of the Securities.

         (d) The limited partners or members of Capital Focus III and Partners III have the right to participate indirectly in the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock in accordance with their respective ownership interests in their respective entities.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as otherwise set forth herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

1. Joint Filing Agreement pursuant to Rule 13d-1(k)(l) among the Reporting Persons.

2. Securities Purchase Agreement, dated May 15, 2006, by and among the Issuer and Capital Focus III (incorporated by reference herein to the Issuer's Current Report on Form 8-K filed on May 19, 2006)

3. Form of Certificate of Designations, Preferences and Rights of Series B-1 Convertible Preferred Stock (incorporated by reference herein to the Issuer's Current Report on Form 8-K filed on June 2, 2006)

4. Warrant to Purchase Common Stock (incorporated by reference herein to the Issuer's Current Report on Form 8-K filed on June 2, 2006)

5. Registration Rights Agreement, dated May 15, 2006 by and among the Issuer and Capital Focus III (incorporated by reference herein to the Issuer's Current Report on Form 8-K filed on June 2, 2006)

                                   SIGNATURES

         After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


June 5, 2006                        TULLIS-DICKERSON CAPITAL FOCUS III, L.P.

                                    BY: TULLIS-DICKERSON PARTNERS III, L.L.C.,
                                    ITS:GENERAL PARTNER

                                    By: /s/ Joan P. Neuscheler
                                       ----------------------------------------
                                        JOAN P. NEUSCHELER
                                        Principal

June 5, 2006                            TULLIS-DICKERSON PARTNERS III, L.L.C.

                                    By: /s/ Joan P. Neuscheler
                                       ----------------------------------------
                                        JOAN P. NEUSCHELER
                                        Principal


June 5, 2006                            /s/ Joan P. Neuscheler
                                       ----------------------------------------
                                        JOAN P. NEUSCHELER

June 5, 2006                            /s/ James L.L. Tullis
                                       ----------------------------------------
                                        JAMES L.L. TULLIS

June 5, 2006                            /s/ Thomas P. Dickerson
                                       ----------------------------------------
                                        THOMAS P. DICKERSON

June 5, 2006                            /s/ Lyle A. Hohnke
                                       ----------------------------------------
                                        LYLE A. HOHNKE

June 5, 2006                            /s/ Timothy M. Buono
                                       ----------------------------------------
                                        TIMOTHY M. BUONO

                                  EXHIBIT INDEX

1. Joint Filing Agreement pursuant to Rule 13d-1(k)(l) among the Reporting Persons.

2. Securities Purchase Agreement, dated May 15, 2006, by and among the Issuer and Capital Focus III (incorporated by reference herein to the Issuer's Current Report on Form 8-K filed on May 19, 2006)

3. Form of Certificate of Designations, Preferences and Rights of Series B-1 Convertible Preferred Stock (incorporated by reference herein to the Issuer's Current Report on Form 8-K filed on June 2, 2006)

4. Warrant to Purchase Common Stock (incorporated by reference herein to the Issuer's Current Report on Form 8-K filed on June 2, 2006)

5. Registration Rights Agreement, dated May 15, 2006 by and among the Issuer and Capital Focus III (incorporated by reference herein to the Issuer's Current Report on Form 8-K filed on June 2, 2006)

                                                                       EXHIBIT 1

         The undersigned acknowledge and agree that the foregoing statement on
Schedule 13D is filed on behalf of each of the undersigned, and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

June 5, 2006                        TULLIS-DICKERSON CAPITAL FOCUS III, L.P.

                                    BY:   TULLIS-DICKERSON PARTNERS III, L.L.C.,
                                    ITS:  GENERAL PARTNER

                                    By:   /s/ Joan P. Neuscheler
                                         --------------------------------------
                                          JOAN P. NEUSCHELER
                                          Principal

June 5, 2006                              TULLIS-DICKERSON PARTNERS III, L.L.C.

                                    By:   /s/ Joan P. Neuscheler
                                         --------------------------------------
                                          JOAN P. NEUSCHELER
                                          Principal


June 5, 2006                              /s/ Joan P. Neuscheler
                                         --------------------------------------
                                          JOAN P. NEUSCHELER

June 5, 2006                              /s/ James L.L. Tullis
                                         --------------------------------------
                                          JAMES L.L. TULLIS

June 5, 2006                              /s/ Thomas P. Dickerson
                                         --------------------------------------
                                          THOMAS P. DICKERSON

June 5, 2006                              /s/ Lyle A. Hohnke
                                         --------------------------------------
                                          LYLE A. HOHNKE

June 5, 2006                              /s/ Timothy M. Buono
                                         --------------------------------------
                                          TIMOTHY M. BUONO